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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TYLER TECHNOLOGIES, INC. (Name of Subject Company (Issuer))
TYLER TECHNOLOGIES, INC. (Issuer) (Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other Person)
Common Stock (Title of Class of Securities)
902252105 (CUSIP Number of Class of Securities)

H. Lynn Moore, Jr., Esq.
General Counsel
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225
(972) 713-3719
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
Randall G. Ray, Esq.
Gardere Wynne Sewell LLP
1601 Elm Street, Suite 3000
Dallas, Texas 75201-4761
(214) 999-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$16,800,000	$1,360

*
For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,200,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $4.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.0000809 of the transaction value.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Tyler Technologies, Inc., a Delaware corporation (the "Company"), to purchase up to 4,200,000 shares of common stock of the Company, $0.01 par value per share (the "Common Stock"), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by the Company that is not in excess of $4.00 nor less than $3.60 per share, net to the seller in cash, without interest, at which the Company's stockholders have indicated they are willing to sell their shares. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal, as amended or supplemented from time to time, which together constitute the offer and each of which is filed as an exhibit hereto. On the terms and subject to the conditions of the offer, the Company will determine the single per share price, not in excess of $4.00 per share nor less than $3.60 per share, that the Company will pay for shares properly tendered and not properly withdrawn in the offer taking into account the total number of shares so tendered and the prices specified by all stockholders tendering shares. This Issuer Tender Offer Statement Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

        The information set forth in "Summary" of the Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.
(b)
The information set forth in "Introduction" and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in "Summary," "Introduction," and Section 8 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	This Tender Offer Statement is filed by the issuer. The information set forth in "Summary," Section 10 ("Certain Information Concerning Us"), and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	The following information set forth in the Offer to Purchase is incorporated herein by reference: (i) "Summary;" (ii) "Introduction;" (iii) Section 1 ("Number of Shares; Proration"); (iv) Section 2 ("Recent Developments; Purpose of the Offer; Potential Benefits and Risks of the Offer; Certain Effects of the Offer"); (v) Section 3 ("Procedures for Tendering Shares"); (vi) Section 4 ("Withdrawal Rights"); (vii) Section 5 ("Purchase of Shares and Payment of Purchase Price"); (viii) Section 6 ("Conditional Tender of Shares"); (ix) Section 7 ("Conditions of the Offer"); (x) Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"); (xi) Section 12 ("Effects of the Offer on the Market for Our Shares; Registration under the Exchange Act"); (xii) Section 14 ("Certain U.S. Federal Income Tax Consequences"); and (xiii) Section 15 ("Extension of the Offer; Termination; Amendment").
(b)
The information set forth in Section 2 ("Recent Developments; Purpose of the Offer; Potential Benefits and Risks of the Offer; Certain Effects of the Offer") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase are incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(c)	The information set forth in Section 2 ("Recent Developments; Purpose of the Offer; Potential Benefits and Risks of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)-(b)	The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Pursuant to the Instructions to Item 10, the Company believes that its financial statements are not material to a stockholder's decision whether to tender shares, because (i) the consideration offered consists solely of cash, (ii) the offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of Securities Exchange Act of 1934, as amended, and files reports electronically on EDGAR.
(b)
Not applicable. Notwithstanding that pro forma financial information is not required pursuant to the Instructions to Item 10, the Company has included unaudited pro forma financial information in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase.

Item 11. Additional Information.

(a)	The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 13 ("Certain Legal Matter; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.
(b)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, each of which may be amended from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 14, 2003
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees
(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(iv)	Press Release, dated April 14, 2003
(a)(5)(v)	Letter to Stockholder from the Company, dated April 14, 2003

Item 13. Information Required By Schedule 13e-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYLER TECHNOLOGIES, INC.
	By:	/s/ THEODORE L. BATHURST Theodore L. Bathurst Vice President and Chief Financial Officer
Date: April 14, 2003

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase, dated April 14, 2003
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees
(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(iv)	Press Release, dated April 14, 2003
(a)(5)(v)	Letter to Stockholder from the Company, dated April 14, 2003

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required By Schedule 13e-3
SIGNATURE
EXHIBIT INDEX